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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  ___________

                                SCHEDULE 14D-1
                                AMENDMENT NO. 1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                           ORION CAPITAL CORPORATION
                           (Name of Subject Company)

                   ROYAL & SUN ALLIANCE INSURANCE GROUP PLC
                               ROYAL GROUP, INC.
                             NTG ACQUISITION CORP.
                                   (Bidders)

                    Common Stock, Par Value $1.00 Per Share
                               (Title of Class)

                                  686268-10-3
                     (CUSIP Number of Class of Securities)
                       ________________________________

                              Joyce Wheeler, Esq.
                               Royal Group, Inc.
                           9300 Arrowpoint Boulevard
                     Charlotte, North Carolina 28273-8135
             Telephone: (704) 522-2000, Facsimile: (704) 522-3111

                                With a copy to:
                          Christopher E. Manno, Esq.
                           Willkie Farr & Gallagher
               787 Seventh Avenue, New York, New York 10019-6099
             Telephone: (212) 728-8000, Facsimile: (212) 728-8111
                                  ___________

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                                     14D-1

1. NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     NTG Acquisition Corp. 06-1551933

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [_]
     (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [_]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

10.  TYPE OF REPORTING PERSON

     CO

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                                     14D-1

1. NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Royal Group, Inc. 51-0233196

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   [X]
     (b)   [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     668,900

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [_]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     2.5%

10.  TYPE OF REPORTING PERSON   CO

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                                     14D-1

1. NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Royal & Sun Alliance Insurance Group plc

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   [X]
     (b)   [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     668,900

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [_]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     2.5%

10.  TYPE OF REPORTING PERSON

     CO

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     Royal & Sun Alliance Insurance Group plc, a public limited company organized under the laws of England and Wales ("Royal plc"), NTG Acquisition, a Delaware corporation and an indirect wholly-owned subsidiary of Royal plc ("Purchaser"), and Purchaser's parent, Royal Group, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Royal plc ("Royal US"), hereby amend and supplement their Statement on Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on July 16, 1999, with respect to the Purchaser's offer to purchase 28,763,329 shares of Common Stock, par value $1.00 per share (the "Shares"), of Orion Capital Corporation, a Delaware corporation (the "Company"), and, if applicable, associated Preferred Share Rights (the "Rights"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 1999 (the "Offer to Purchase"), and the related Letters of Transmittal (which together with the Offer to Purchase and the Supplement constitute the "Offer").


ITEM 10.  ADDITIONAL INFORMATION.

     The information set forth in Item 10(f) is hereby amended and supplemented by the following:

     On August 12, 1999, Royal plc issued a press release announcing that the Offer, the proration period and withdrawal rights have been extended and will now expire at midnight, New York City time, on Friday, September 10, 1999; a copy of such press release is attached hereto as Exhibit (a)(10) and incorporated herein by reference.


ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(10)   Press Release of Royal plc dated August 12, 1999.


OFFER TO PURCHASE: Section 12.  Plans for the Company; Other Matters

     The information set forth in the Offer to Purchase, Section 12. "Plans for the Company; Other Matters" is hereby amended and supplemented by adding the following paragraphs after the third paragraph:

     The Company directly, or through trusts sponsored by the Company, has outstanding: (i) $110,000,000 9 1/8% Senior Notes due September 1, 2002; (ii) $100,000,000 7 1/4% Senior Notes due July 15, 2005; (iii) 125,000,000 7.701%
Trust Preferred Securities; and (iv) 125,000,000 8.73% Trust Preferred Securities (collectively, the "Orion Debt"). Following the Effective Time of the Merger, Royal US currently intends for the Orion Debt to remain outstanding. However, Royal US is in the process of evaluating its options with respect to the Orion Debt and may take such action with respect to the Orion Debt as it deems appropriate, including refinancing.

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     The Orion Debt is currently registered under the Exchange Act. Registration under the Exchange Act may be terminated upon application by the Company to the SEC if such securities are not listed on a national securities exchange or quoted on NASDAQ and there are fewer than 300 record holders of such securities. Royal US may seek to cause the Company to make an application for the termination of the registration of the Senior Notes under the Exchange Act after the Effective Time of the Merger.

                                       6
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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 1999

                              NTG ACQUISITION CORP.

                              By:  /s/ Terry Broderick
                                  -----------------------------------
                              Name:    Terry Broderick
                              Title:   President

                              ROYAL GROUP, INC.

                              By:  /s/ Terry Broderick
                                  ------------------------------------
                              Name:    Terry Broderick
                              Title:   President

                              ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

                              By:  /s/ D.J. Miller
                                  ------------------------------------
                              Name:    D.J. Miller
                              Title:   Director, Legal & Secretarial

                                       7
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                               INDEX TO EXHIBITS

Exhibit                                                              Sequential Page No.
-------                                                              -------------------
(a)(10)      Press Release of Royal plc dated August 12, 1999.

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